Filed by Great Plains Energy Incorporated
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Aquila, Inc.
Commission File No.: 333-142715
This filing consists of a presentation distributed by Great Plains Energy Incorporated to its employees and others on August 9, 2007.

Committed to improving the total
living environment of the
communities we serve
August 8
MPSC Filing
Deal Value - Synergies
August 9, 2007

STRATEGIC INTENT:

- Increases Shareholder Value
- Improves Total Living Environment

Operational Excellence: Tier 1
Comprehensive Energy Plan
Winning Culture
Community Political Regulatory
Strategic Energy

Benefits of Creating the New Company
•

A strong regional utility that is committed
to:
- Improving the total living
environment
-

Providing superior service,
reliability and environmental
benefits and long-term low prices
•

Increased value for investors and more
opportunity for employees to be part of a
growing Tier 1 regional utility
•

Growth that delivers significant value to all
stakeholders

Launch
Teams
Integration Planning and Preparation
Launch Key “Enabler” Activities
Design the Path to
Tier 1
Develop
common
understanding
Develop Integration
Plans & Materials
Prepare
‘Day 1’ Plans
Current
Status
Our agreement with MO
Regulators includes a filing
August 8
Teams have been working together, progressing on the
integration planning

The MO filing details confirmation of synergies and
high-level Operating Assumptions
1.Aquila and GPE working together closely to plan the new
operations
2.Results confirm preliminary synergy focus areas and
amounts
3.

Synergies reflect implementation of best practices from both companies
4.The transition teams identified many new efficiencies and
more than originally anticipated:
–

Generation savings through increased efficiencies
–

Supply Chain
–

Customer Service and Delivery
5.Facility moves are logical and engineered for operational
efficiencies and customer service

Team	Lead(s) and Key Participants
Generation	Rollison, Heidtbrink, Hedrick, Crawford
ERM	Kobayashi, Noblet
Distribution	Gilkey, Connell
Transmission	Kurtz, Lutes
Customer Service	Alberts, Stark, Miller
Energy Solutions	Bryant, Odell
Community, Political, Communication, Regulatory	Deggendorf, Wilson, Ness, Danforth, Giles, Williams
IT	Tickles, Buchholz
Supply Chain	Harrod, Nguyen
HR	Sedky, Uffelmann, Banning
Culture	Curry, Morton, Cheatum, Armstrong
Comp & Benefits	VanDyne, Beyer
Facilities	Jacobs, Anderson
Finance & Accounting	Ives, Armstrong
Representative List of Integration Planning Teams and Sub-teams
Aquila and GPE working closely on many teams

Five Year Cumulative Synergies ($mm)
As of 08/03/07
‘Regulated’
Operating
Synergies
‘Corporate’
Operational
savings - not
allocated to MO
utilities
Emissions Credits
Operational Synergies
(No differentiation
between ‘corporate’
and ‘regulated’)
Note:
-

All synergy calculations based on 2006 actual data
-

Emissions are not in current synergy total as Aquila is taking steps to capture emissions credit savings prior to deal close
-

Total synergies include an estimated $302 million of corporate costs, most of which are currently allocated to non-Missouri utility operations, including the properties proposed to be sold to Black Hills Corporation.
Due diligence
(GPE Team)
02/07/07
Proxy filing
Current Total
(GPE & ILA)
500
452
643
Results reflect confirmation of initial synergies as well
as new opportunities
Interest

Ten-year estimate of synergies
Total = $755mm
 ($mm)
Customers
KCP&L
Years 1-5
Years 6-10
Numbers may reflect rounding
Synergies expected to be $755mm over 10-years with
customers capturing 80% of the value

Aquila
Providing Energy For Better Living.
Kansas City Power & Light
ENERGIZING LIFE

•

KCP&L’s E-services offerings will
be available for combined
customer-base
•

Moves enrollments and transactions
online to increase customer
convenience.
•

Offers customers a choice and
decreases call center volumes
through online interface.
•

Services will include:
–

AccountLink
–

Energy Analyzer
–

Paperless billing
–

Energy Net
Both companies provide savings and efficiencies
•

Aquila call center automation to
provide greater operational
efficiency; enhanced customer
service and reduced write-offs
•

Computer-Telephony Integration:
immediate access to
customer-specific CIS information,
shortening time customers spend on
the phone.
•

Energy Assistance Agency
Interface: improves service quality
by automating energy assistance
application process.
•

Customer Verification Interface:
streamlines customer verification
process.

LG&E-KU 7.80%
BUG-LILCO 7.40%
FirstEnergy-GPU 5.70%
KCP&L-Aquila 5.40%
Dominion-CNG 4.90%
Exelon-PSEG 4.60%
OE-Centerior 4.20%
Puget-WE 4.00%
PE-Enova 3.70%
IE-SIGCORP 3.70%
Duke-Cinergy 3.60%
Nevada-SPP 3.40%
Union-CIPSCO 3.20%
AEP-CSW 3.20%
CP&L-FPC 3.10%
Delmarva-AE 3.10%
NSP-New Cent 3.10%
Unicom-PECO 2.80%
ConEd-O&R 1.20%
Ameren-IP 0.80%
PEPCO-Conectiv (1) 0.70%
PNM-TNP 0.60%
MidAm-PacifiCorp 0.20%

BUG-LILCO 21.50%
Duke-Cinergy 20.60%
LG&E-KU 20.10%
Exelon-PSEG 19.30%
FirstEnergy-GPU 14.10%
Dominion-CNG 14.10%
Puget-WE 12.90%
KCP&L-Aquila 11.30%
Nevada-SPP 10.00%
PE-Enova 9.60%
IE-SIGCORP 9.50%
Delmarva-AE 8.70%
NSP-New Cent 8.60%
AEP-CSW 8.50%
CP&L-FPC 7.20%
OE-Centerior 7.20%
Union-CIPSCO 6.70%
Unicom-PECO 5.10%
PEPCO-Conectiv (1) 4.00%
ConEd-O&R 3.60%
Ameren-IP 2.50%
PNM-TNP 1.80%
MidAm-PacifiCorp 0.40%

Announced Synergies as a % of Combined Total O&M
Announced Synergies as a % of Combined Non-Fuel O&M
•

Based on announced annual synergies in Year 3 compared to company data prior to close
•

Sources for other transactions include SEC filings and press releases
•

O&M from FERC Form 1 and 2 reported costs in calendar year prior to closing; all reporting utility entities
Source: RJ Rudden Associates
The combined synergy estimates are within the range of comparable deals

Five-Year Cumulative Synergies ($mm)
Non-fuel operating & maintenance
reduction in departmental budgets
Integration Projects
that reduce non-fuel
O&M
Supply
Chain
Projects that reduce
purchased power or
increase revenue
Four primary contributors to operating synergies of $305mm

Black Hills
(stated needs)
~100-150
Attrition, retirements,
open positions
~50
Bargaining
 Unit
450
Aquila
Mgmt
804
Current Aquila: 1,254
Bargaining
Unit
450
Mgmt.
449
KCP&L: 899
Needs - post
synergies
Interest
inventory
Capabilities
Assessment
Recruitment/Selection Process
Illustrative
Severance
(depending on timing
and assumptions)
~100-150
While 355 positions will be reduced, our process and timing are designed  to minimize people impact as much as possible

At end of year one, an additional 899 positions will be added to
KCP&L/GPE
Supply
(871/245/1,116)
Delivery
(1,081/551/1,632)
Administrative
Services
(81/30/111)
Public Affairs
(25/6/31)
Regulatory
Affairs
(17/5/22)
Legal and Env.
Affairs
(20/6/26)
▪

Plant Operations
(820/233/1,053)
▪

Energy Resource
Management
(51/12/63)
▪

Distribution
(684/327/1,011)
▪

Customer Service
(143/116/259)
▪

Transmission
Services
(107/49/156)
▪

Energy Solutions
(25/5/30)
▪

IT (122/54/176)
▪

HR (37/10/47)
▪

Supply Chain
(17/8/25)
▪

Facilities
(27/12/39)
Finance and
Strategic Dev.
(90/55/145)
GPE & Corporate
Services
(23/1/24)
▪

CFO (1/0/1)
▪

Accounting Services
(58/39/97)
▪

Financial Services
and Audit (31/16/47)
End of Year 1 Utility
Operations
2,212 existing KCP&L
+ 899 incremental Aquila
=3,111 combined
CEO/ President, KCP&L
William H. Downey
(7 existing/0 incremental/7 combined)
*Includes Budgeting/Planning
Note: FTE counts include regular employees only - both part-time and full-time, excludes temps.
Note: This is a functional organization chart. It does not reflect relationships among legal entities
Legend:  (Existing/ Incremental/ Combined)

•

Negotiating on Downtown HQ
(proximity to downtown
redevelopment & ample room for
employees); 20W9 to be sold
•

Raytown as primary; 801 Charlotte as
Call Center backup
•

Consolidation of Dodson, Lee’s
Summit and Blue Springs into new
facility
•

Platte City and Liberty Centers will
consolidate into Northland
•

801 serves primary T&D organization
& Emergency Ops. Center
•

All current generating facilities added
to KCP&L fleet
•

HQ
•

Customer Service
•

T&D
•

Plant ops
Facility moves and consolidation are designed to
enhance operational efficiencies and customer service

Aquila
Providing Energy
For Better Living℠

GREAT PLAINS ENERGY

Next Steps

HSR
TSA
Shareholder
Vote
8/8 MO/KS Filing
•

KCP&L Updates to
Synergy Analysis
•

 Detail work papers
provided within 48 hours
after filing
Oct. 12
Other MO
Parties file
rebuttal
testimony
Oct. 1
KCP&L will provide
organizational
structure to
MPSC
Nov. 13
All MO parties
file rebuttal  &
cross-rebuttal
testimony
Nov. 19
MO Settlement
Conference
Feb. 29
Target deal
close
Jan 11
MO Briefs
Dec 3-14
MO Hearings
Path to Approval

GPE/Aquila Guiding principles
•

 Treat employees and their
families with dignity and
respect
•

 Be admired in the
communities we serve for how
we treat employees in
transition
•

 Fill as many new and open
GPE and BHC positions with
current Aquila employees as
possible
•

 Minimize turn-downs,
surprises and confusion
throughout the recruitment /
selection process
•

 Keep all employees fully
engaged in order to maintain
superior customer service
through close of transaction
NOTICE
INPUT
Great Plains Energy
Black Hills
Strategic Goals
& Analysis
Organization
Structure
Required
Skills
Strategic Goals
& Analysis
Organization
Structure
Required
Skills
STS
Culture
Survey
CII Feedback
Aquila manager
input
DECISION-MAKING
WAVE 1
WAVE  2
WAVE  3
Employee recruitment/selection process being developed

Aquila Integration
Supply Division
Synergies and Operations

Aquila Integration
Supply’s Synergies and Operations - Day 1 / Tier 1
Ш

Coal Fleet:
▪

Leverage KCP&L’s expertise and scale in operating a large coal fleet.
▪

Plant Condition Assessment - high level look at KCP&L/Aquila critical plant equipment to assess key plant components and determine future actions.
▪

Plant Practices Assessment - review and benchmark KCP&L/Aquila plant processes and systems to incorporate best practices in new design for operations of combined facilities.
Ш

Gas Combustion Turbine Fleet:
▪

Leverage Aquila’s experience operating and maintaining a geographical diverse CT fleet
▪

Plant Condition and Plant Practices Assessments
Ш

Planning - Energy Resource Management, Fuels and Power Sales & Services:
▪

Synergies in combining best practices and knowledge of two robust planning groups.
▪

Reduced systems and related costs along with modest reductions in FTE’s for management, reporting and delivery of each planning function.
Ш

Fleet Control Areas and Dispatch:
▪

Will operate KCP&L and Aquila/SJLP as separate control areas, each with their own dispatch functions, for some period of time after completion of acquisition.
▪

Combined single fleet control and dispatch is longer range efficiency goal.

Aquila Integration
Customer Operations

•

Negotiations to continue with 1201 as headquarters (20W9 sold)
•

801 Call Center will relocate to the Aquila facility in Raytown - the best site for a consolidated Call Center (801 will be backup)
–

Raytown represents best choice for business continuity and overall corporate strategy
•

Very convenient location
•

Free Parking
•

Flexible space for additional customer service functions
–

Reduces exposure of multiple sites in close proximity
–

Proposed East Village development makes 801 site difficult
•

Land price on East side of downtown is at a premium
•

Multimillion dollar investment required for parking
Facilities Synergies

Close: Platte City SC Liberty SC	• No field job loss • First responders intact • Expansion of Northland	• No loss of coverage or response • Better ability to invest • More resources for response • 24/7 Metro coverage
Close: Blue Springs Dodson Lee’s Summit	• No field job loss • First responders intact • New facility being built	• No loss of coverage or response • Better ability to invest • More resources for response • 24/7 Metro coverage
Job Shifting: 801 Charlotte LSOC 20 West 9th Street
        Synergy

         Implications

Message
Specific synergies

Aquila Integration
Government Affairs

•

  We (the combined utility) are on a course to realize greater than expected synergies savings from reducing costs in operations in the resulting combined utility
•

  Synergies savings equates to greater investment in infrastructure and reliability in your (area, county, city) than either utility could have achieved on its own, resulting in improved customer satisfaction
•

  The result of the merger will be a stronger, more efficient regional utility that is better able to serve you and your community
•

  The Metro area is being expanded and will provide 24x7 emergency coverage to areas where it does not presently exist
•

  Outside the Metro area, first responders (those who take their trucks home at night)
will still be taking their trucks home so no loss of service or response time will occur
•

  While some facilities are being consolidated to make more efficient use of resources, there is no elimination of field jobs detailed in the August 8th filing
•

  We want the integration process to be open and to keep you informed along the way, please feel free to ask questions or raise concerns at any point
Government Affairs Key Messages

Aquila Integration
Information Technology

IT Key assumptions/decisions @ Day S
Summary of key assumptions
•
The majority of business applications and supporting infrastructure will be integrated and consolidated across the combined company
•
IT cost structure at Tier 1
•
IT infrastructure and core business applications are on a defined refresh/upgrade schedule
•
IT internal processes have been automated and in alignment with best practices

People	Processes	Technology	Facilities
•
54 Aquila IT staff added to the
organization
•
IT Project Management Office
(PMO) structure formed to
manage the project portfolio
•
Infrastructure Standards and
Architecture R&D group
formed to manage technology
change and foster innovation
• Continue with standard KCPL processes for application delivery, maintenance, and support services • Identified best practices from Aquila IT organization adopted as appropriate
•
Core system architecture will
remain the same as current
KCPL standard
•
Systems are consolidated into
a single production data
center
•
Major applications (e.g.
PeopleSoft FIS and HRMS,
CIS, AMFM) consolidated into
a single instance
•
Wide Area Network
connectivity for acquired
locations migrated to KCPL
private WAN where practical
•
Energy efficiency a key
consideration in technology
implementations

•
Lenexa data center lease will
be extended to June 2009
•
Lenexa data center will be
decommissioned by Day S
and before June 2009
•
F&M will continue to house
the production data center
•
The 801 Charlotte backup
data center will be moved to a
more geographically distant
site - likely Lees Summit or
Raytown
•
IT staff will work at 1201
Walnut, F&M, Raytown, and
power plants

Aquila Integration
Finance and Accounting

Finance And Accounting Functions and Incremental FTEs
Accounting Services Functions
▪

Corporate Accounting
▪

Fuel and Revenue Accounting
▪

Property Accounting
▪

Regulatory Accounting
▪

Tax (Income, property and misc.)
▪

Payroll
▪

Accounts Payable
▪

External Reporting
▪

Accounting Systems and Support
▪

Energy Accounting
Financial Services and
Audit Functions
▪

Corporate Finance
▪

Investor Relations
▪

Strategic Development
▪

Corporate Treasury and Cash
Management
▪

Risk Management and Insurance
▪

Planning, Budgeting, and Forecasting
▪

Internal Audit and SOx Compliance
Incremental positions anticipated to
be 39 FTEs
Incremental positions anticipated to
be 16 FTEs

Information Concerning Forward-Looking Statements
Statements made in this document that are not based on historical facts are forward-looking, may involve risks and uncertainties, and are intended to be as of the date when made.  In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Great Plains Energy is providing a number of important factors, risks and uncertainties that could cause actual results to differ materially for the provided forward-looking information.  These include: obtaining shareholder approvals required for the transactions; the timing of, and the conditions imposed by, regulatory approvals required for the transactions; satisfying the conditions to the closing of the transactions; Great Plains Energy successfully integrating the acquired Aquila, Inc., businesses into its other operations, avoiding problems which may result in either company not operating as effectively and efficiently as expected; the timing and amount of cost-cutting synergies; unexpected costs or unexpected liabilities, or the effects of purchase accounting may be different from Great Plains Energy’s expectations; the actual resulting credit ratings of Great Plains
Energy or Aquila, Inc., or their respective subsidiaries; the effects on the businesses of Great Plains Energy or Aquila, Inc., resulting from uncertainty surrounding the transactions; the effect of future regulatory or legislative actions on Great Plains Energy or Aquila, Inc.; and other economic, business, and/or competitive factors. Additional factors that may affect the future results of Great Plains Energy are set forth in its most recent quarterly report on Form 10-Q or annual report on Form 10-K with the Securities and Exchange
Commission ("SEC"), which are available at www.greatplainsenergy.com.  Great Plains Energy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Safe Harbor Language

Additional Information and Where to Find It
In connection with the acquisition of Aquila by Great Plains Energy, Great Plains Energy filed with the SEC a registration statement on Form S-4 (Registration No. 333-142715), containing a preliminary joint proxy statement/prospectus and other relevant materials. The final joint proxy statement/prospectus will be mailed to the stockholders of Great Plains
Energy and Aquila. INVESTORS AND SECURITY HOLDERS OF GREAT PLAINS ENERGY AND AQUILA ARE URGED
TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT MATERIALS WHEN THEY
BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GREAT PLAINS
ENERGY, AQUILA AND THE ACQUISITION. The registration statement and joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Great Plains Energy or Aquila, Inc., with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents (when they are available) filed with the SEC by Great Plains Energy by directing a request to: Great Plains Energy, 1201 Walnut, Kansas City, MO 64106, Attn: Investor Relations. Investors and
security holders may obtain free copies of the documents filed with the SEC by Aquila by contacting Aquila, 20 West Ninth
Street, Kansas City, MO 64105, Attn: Investor Relations.
Participants in Proxy Solicitation
Great Plains Energy, Aquila, and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies relating to the proposed transaction. Information about the executive officers and directors of Great
Plains Energy and their ownership of Great Plains Energy common stock is set forth in the proxy statement for Great
Plains Energy’s 2007 Annual Meeting of Stockholders, which was filed with the SEC on March 19, 2007.  Information regarding Aquila, Inc., directors and executive officers and their ownership of Aquila, Inc., common stock is set forth in the proxy statement for Aquila’s 2007 Annual Meeting of Stockholders, which was filed with the SEC on March 21, 2007.
Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Great
Plains Energy, Aquila, and their respective executive officers and directors in the proposed transaction by reading the joint proxy statement/prospectus regarding the proposed transaction.
Additional Information